Filed Pursuant to Rule 433
Registration No. 333-133007
January 11, 2008
FREE WRITING PROSPECTUS
(To Prospectus Dated April 5, 2006,
Prospectus Supplement Dated October 12, 2007
and Prospectus Addendum Dated December 12, 2007)
HSBC USA Inc.
$[●]
Global Climate Change Index Access Notes
Terms used in this free writing prospectus are described or defined in the prospectus supplement and prospectus. The notes offered will have the terms described in the prospectus supplement and prospectus. The notes are not principal protected, and you may lose up to 100% of your initial investment.
The terms and conditions relating to the offering set forth in this free writing prospectus shall supersede the terms and conditions set forth in the two free writing prospectuses dated January 7, 2008 and January 9, 2008 relating to the same offering previously filed with the Securities and Exchange Commission.
This free writing prospectus relates to a single note offering. The purchaser of a note will acquire a security linked to the single reference asset described below. Although the offering relates to a reference asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the related notes. The following key terms relate to the notes offering:
Reference Asset (TICKER)	Upfront Fee	Annual Fee	Issue Amount	Agent’s Discount or Commission per Note / Total (3)	Proceeds to Us per Note / Total (4)	CUSIP / ISIN	Exchange Dates (5)	Final Valuation Date (6)
The HSBC Investable Climate Change Total Return Index (HSCCIT)	1.25%(1)	Accrues on a daily basis in an amount equal to (1.40% / 365) multiplied by investment amount multiplied by index return on such date (2)	TBD	1.00% / TBD	99.00% / TBD	4042K0HA6 / [●]	February 27, 2009, February 26, 2010, February 28, 2011, and February 29, 2012	February 25, 2013
(1) The upfront fee will be divided between HSBC Securities (USA) Inc. or its agents (1.00%) and HSBC USA Inc. (0.25%).
(2) Of the 1.40% annual fee, 0.75% constitutes an annual commission to HSBC Securities (USA) Inc. or its agents and 0.65% constitutes a structuring fee to HSBC (USA) Inc. If at any time during the term of the notes, the total commission per note (including the upfront fee of 1.25% and portion of the annual fee that constitutes an annual commission) exceeds 8.00% of the principal amount of each note, the 1.40% annual fee will be reduced to 0.65% and no further commissions will be paid.
(3) Agent's discount may vary but will be no more than the amount listed in “Agent's Discount or Commission per Note / Total,” above.
(4) Proceeds to us may vary but will be no less than the amount listed in “Proceeds to US per Note / Total,” above.
(5) The exchange dates and corresponding valuation dates are subject to adjustment as described herein. The valuation date corresponding to each exchange date will be the third business day before such exchange date.
(6) The final valuation date is subject to adjustment as described herein.
•	Principal Amount:	$1,000 per note.
•	Investment Amount:	$987.50 per note, which equals the principal amount minus the upfront fee.
•	Trade Date:	February 26, 2008
•	Pricing Date:	February 26, 2008
•	Original Issue Date:	February 29, 2008
•	Valuation Dates:	3 business days prior to each exchange date and the maturity date, subject to adjustment as described herein.
•	Maturity Date:	3 business days after the final valuation date and is expected to be February 28, 2013. The maturity date is subject to adjustment as described herein.
•	Early Exchange Right:
You may exchange your notes on any exchange date for the cash settlement value, determined on the applicable valuation date, by instructing your broker or other person through whom you hold your notes. Confirmation of your instructions must be received no later than 12:00 p.m. (New York City time) on the 10th business day prior to the applicable exchange date You should refer to “Exchange Right and Dates” beginning on page FWP-1 of this document.

•	Payment at Maturity:	For each note, the cash settlement value.
•	Payment at an Early Exchange:	For each note, the cash settlement value.
•	Cash Settlement Value:	You will receive a cash payment on the maturity date or upon an early exchange on an exchange date that is based on the index return (as described below):
o (i) the product of (a) $987.50 multiplied by (b) the index return minus (ii) the annual fee, provided that in no event will the cash settlement value be less than zero.
•	Index Return:	The quotient, expressed as a percentage, of (i) the index ending level divided by (ii) the index starting level, expressed as a formula:

•	Index Starting Level:	[●], representing the closing level of the reference asset as determined by the calculation agent on the trade date.
•	Index Ending Level:
The closing level of the reference asset as determined by the calculation agent on the applicable scheduled trading day. For purposes of calculating the cash settlement value, the applicable scheduled trading day will be the corresponding valuation date. For purposes of calculating the annual fee on any day, the applicable scheduled trading day will be such day or, if such day is not a scheduled trading day, the immediately preceding scheduled trading day.

•	Closing Level:	The closing level on any scheduled trading day will be determined by the calculation agent based on the closing level of the reference asset determined by the reference sponsor.
•	Scheduled Trading Day:	Any day on which all the relevant exchanges and related exchanges are scheduled to be open for trading for each security then included in the reference asset.
•	Form of notes:	Book-Entry.
•	Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-4 of this document and page S-3 of the prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.
The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. We may use this free writing prospectus in the initial sale of notes. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this free writing prospectus in market-making transactions in any notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this free writing prospectus is being used in a market-making transaction.
We have appointed HSBC Securities (USA) Inc. as agent for the sale of the notes. HSBC Securities (USA) Inc. will offer the notes to investors directly or through other registered broker-dealers.
HSBC SECURITIES (USA) INC.
January 11, 2008

SUMMARY

General Terms

This free writing prospectus relates to a single note offering. The purchaser of a note will acquire a security linked to the reference asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to a single reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 5, 2006 and the prospectus supplement dated October 12, 2007, and the prospectus addendum of December 12, 2007. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-4 of this free writing prospectus and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to “HSBC”, “we,” “us” and “our” are to HSBC USA Inc.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement, and a prospectus addendum) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may also obtain:

•	the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

•	the prospectus at www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

•	the prospectus addendum at www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

Payment at Maturity or at an Early Exchange

On the maturity date or, in the event of an early exchange, on an exchange date, for each note we will pay you the cash settlement value, which is an amount in cash based on the index return, equal to (i) the product of (a) $987.50 multiplied by (b) the index return, minus (ii) the annual fee, provided that in no event will the cash settlement value be less than zero.

Exchange Right and Dates

You will have the right to exchange your notes on each exchange date for a cash payment equal to the cash settlement value determined on the applicable valuation date, which will be the third business day before such exchange date.

In order to effect this exchange and receive the cash payment, we must receive confirmation by no later than 12:00 p.m. (New York City time) on the 10th business day prior to the applicable exchange date, that your broker or other person through whom you hold your notes has received instructions from you to transfer your book-entry interest in the notes to the depositary for the benefit of our account at or prior to 10:00 a.m. (New York City time) on the applicable exchange date.

FWP-1

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of the notes, you should consult the brokerage firm through which you own your interest for the relevant deadline. If confirmation of your instructions to your broker or other person through whom you hold your notes is received after 12:00 p.m. (New York City time) on the 10th business day prior to the applicable exchange date, your notice will not be effective, you will not be able to exchange your notes until the following exchange date and you will need to complete all the required steps if you should wish to exchange your notes on any subsequent exchange date.

Since the notes will be held only in book-entry form, only DTC may exercise the exchange right with respect to the notes. Accordingly, beneficial owners of notes that desire to have all or any portion of their notes exchanged must instruct the DTC participant through which they own their interest to direct DTC to exercise the exchange right on their behalf. All instructions given to participants from beneficial owners of notes relating to the right to exchange their notes will be irrevocable. In addition, at the time instructions are given in order to effect this exchange and receive the cash payment, each beneficial owner must direct the participant through which it owns its interest to transfer its book-entry interest in the related notes, on DTC’s records, to the depositary on our behalf.

The exchange dates are currently expected to be each of February 27, 2009, February 26, 2010, February 28, 2011, and February 29, 2012, respectively, unless any such day is not a business day, in which case the applicable exchange date will be the next following business day. If the third business day before the applicable exchange date does not qualify as the applicable valuation date as determined in accordance with “Market Disruption Event” in this free writing prospectus, then the applicable exchange date will be the third business day after the postponed valuation date. The calculation agent may postpone the applicable valuation date—and therefore the applicable exchange date—if a market disruption event occurs or is continuing on a day that would otherwise be the applicable valuation date. We describe market disruption events under “Market Disruption Event” in this free writing prospectus.

Interest

The notes will not bear interest.

Expenses

We estimate that we will spend approximately $5,000 for printing, trustee and legal fees and other expenses allocable to the offerings for each offering of notes.

Market Disruption Event

If a valuation date is not a scheduled trading day, then that valuation date will be the next scheduled trading day. If a market disruption event (as defined below) exists on a valuation date, then that valuation date will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists on eight consecutive scheduled trading days, then that eighth scheduled trading day will be the valuation date, and the calculation agent will determine the index closing level of the reference asset on that date in good faith and in its sole discretion. If a valuation date is postponed, then the exchange date or maturity date, as applicable, will also be postponed until the third business day following the postponed valuation date.

“Market disruption event” for the reference asset means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(a) The occurrence or existence of a condition specified below at any time:

(i) Any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any constituent included in the reference asset or (B) in futures or options contracts relating to the reference asset on any related exchange; or

(ii) Any event (other than any event described in (b) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any constituents included in the reference asset or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the reference asset on any relevant related exchange; or
FWP-2

(b) The closure on any scheduled trading day of any relevant exchange relating to any constituents included in the reference asset or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on the exchange and (ii) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

“Related exchange” means each exchange or quotation system on which futures or options contracts relating to the reference asset are traded, or any successor or temporary substitute for such exchange or quotation system (provided we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange).

“Relevant exchange” means any exchange on which securities then included in the reference asset trade.

“Scheduled closing time” means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for each security then included in the reference asset.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

INVESTOR SUITABILITY

The notes may be suitable for you if:

♦    You seek an investment with exposure to the performance of an index that tracks the performance of up to 50 companies engaged in reducing emissions, reacting to climate change or adapting to the effects of climate change.

♦    You believe the index level will increase during the term of the notes by an amount sufficient to offset the upfront fee and the cumulative effect of the annual fee.

♦    You are willing to expose 100% of your invested principal in the notes to the full downside performance of the reference asset.

♦    You are willing to hold the notes to maturity or to an early exchange date.

♦    You do not seek current income from this investment.

The notes may not be suitable for you if:

♦    You do not seek an investment with exposure to the performance of an index that tracks the performance of up to 50 companies engaged in reducing emissions, reacting to climate change or adapting to the effects of climate change.

♦    You believe the index level will decline during the term of the notes or the index level will not increase by an amount sufficient to offset the upfront fee and the cumulative effect of the annual fee.

♦    You are unable or unwilling to hold the notes to maturity or an early exchange date.

♦    You seek an investment that is principal protected.

♦    You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments that have comparable maturities and are issued by us or issuers with comparable credit ratings.

♦    You seek current income from this investment.

♦    You seek an investment for which there is an active and liquid secondary market.

FWP-3

RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the reference asset or the constituents comprising the reference asset. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

As you review “Risk Factors” in the accompany prospectus supplement, you should pay particular attention to the following sections:

•	“— Risks Relating to All Note Issuances”; and

•	“— Additional Risks Relating to Notes with an Equity Security or Equity Index as the Reference Asset”.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes are Not Principal Protected and You May Lose Up to the Full Amount of Your Initial Investment.

The notes are not principal protected. The notes differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the index return is negative or if the index does not appreciate sufficiently to offset the fees described herein. You will lose some or all of your principal amount if the index return is negative or if the reference asset does not appreciate sufficiently to offset the upfront fee of 1.25% and the cumulative effect of the annual fee.

Cumulative Effect of Fees.

To receive your full principal amount at maturity or upon early exchange, the reference asset must have appreciated sufficiently by the applicable valuation date to offset the upfront fee, which results in an investment amount of $987.50, which is 1.25% below the initial public offering price and principal amount of the note, and the annual fee, which accrues daily by an amount equal to 1.40%/365 multiplied by the investment amount and the index performance and is deducted on the exchange date or maturity date, as applicable. A higher index performance value will increase the annual fee, while a lower index performance value will decrease the annual fee. We cannot assure you that the reference asset will appreciate sufficiently to offset these fees. As a result, you may lose some or all of your principal.

Lack of Liquidity.

The notes will not be listed on any securities exchange or quotation system. We intend to offer to purchase the notes in the secondary market but are not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we are willing to buy the notes.

Restrictions on Your Ability to Redeem the Notes.

You may only redeem your notes on an exchange date if we receive confirmation of your redemption instructions to your broker no later than 12:00 p.m. (New York City time) on the 10th business day prior to the applicable exchange date.

Uncertain Tax Treatment.

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain, as to both the timing and character of any inclusion in income in respect of the notes. Under one reasonable approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement and the prospectus addendum of December 12, 2007 for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts. However, it is also possible that the timing and character of U.S. holders’ income, gain, loss, and deduction in respect of the notes could differ from the treatment described above. For example, a U.S. holder may recognize gain (and possibly short term capital gain), if any, upon a rebalancing of the reference asset or upon the disposition by us of assets that we hold as a hedge to our exposure on the notes. To the extent a U.S. holder recognizes gain upon a rebalancing of the reference asset or upon the disposition by us of assets that we hold as a hedge to our exposure on the notes within a year of the date of disposition of the note, the U.S. holder may recognize short-term capital gain upon a disposition of the note in lieu of any long-term capital gain that the U.S. holder would otherwise have recognized. Certain of the entities included in the indices could be treated as a “real estate investment trust” (“REIT”), partnership, trust, or “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Code, in which case it is possible that the notes will be subject to the “constructive ownership” rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge. Because of the uncertainty regarding the tax treatment of the notes, we urge you to consult your tax advisor as to the tax consequences of your investment in a note. For a more complete discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”
FWP-4

The Reference Asset is a Proprietary Index of HSBC Bank plc, an Affiliate of Us, and Conflicts of Interest May Arise from our Affiliated Relationship with HSBC Bank plc.

The reference asset is the exclusive property of HSBC Bank plc, who is one of our affiliates. The reference asset is calculated by HSBC Bank plc based on methodologies developed by HSBC Bank plc. HSBC Bank plc may, although it does not currently contemplate to, among other things, change the methods or policies relating to the calculation of the reference asset at any time. You should be aware that if HSBC Bank plc changes the methods or policies relating to the reference asset, it may do so without taking your interest into consideration. The policies and judgments for which HSBC Bank plc is responsible concerning the calculation and maintenance of the reference asset; additions, deletions, substitutions and weightings of the component stocks and the manner in which certain changes affecting such component stocks are taken into account may affect the value of the reference asset and, consequently, the trading value of the notes as well as the payment we will pay to you at maturity. The inclusion of a component stock in the reference asset is not an investment recommendation by HSBC or any of its affiliates, including HSBC Bank plc. HSBC Bank plc is under no obligation to consider your interests as a holder of the notes and will not do so. Any actions or judgments by HSBC Bank plc could adversely affect the trading value of the notes and the payment we will pay to you at maturity.

We are not responsible for HSBC Bank plc’s calculation of or public disclosure of information about the reference asset.

Even though HSBC Bank plc is one of our affiliates, we have no ability to control or predict HSBC Bank plc’s actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the reference asset. HSBC Bank plc is not involved in the offer of the notes in any way and has no obligation to consider your interest as an owner of the notes in taking any actions that might affect the market value of your notes. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of the information about the reference asset contained in this free writing prospectus. You, as an investor in the notes, should make your own investigation into the reference asset and HSBC Bank plc. We and our affiliates do not guarantee and assume no potential liability for the adequacy or accuracy of the calculation or publication of the reference asset.
FWP-5

We Cannot Control Actions by the Companies whose Securities are Included in the Reference Asset.

We and/or our affiliates may currently, or in the future, engage in business with companies underlying the reference asset. Actions by any company whose security is part of the reference asset may have an adverse effect on the price of the company’s securities, the level of the reference asset, and the trading value of the notes. No such company is involved in this offering or has any obligations with respect to the notes, including any obligation to take our or your interests into consideration for any reason. These companies will not receive any of the proceeds of this offering and are not responsible for, and have not participated in, the determination of the timing of, prices for, or quantities of, the notes to be issued. These companies are not involved with the administration, marketing or trading of the notes and have no obligations with respect to the amount to be paid to you on the maturity date. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about any of the securities of the companies underlying the reference asset. You should make your own investigation into the companies underlying the reference asset.

Industry Concentration Relating to the Reference Asset.

All of the stocks underlying the reference asset are shares of companies (both domestic and foreign) whose primary lines of business are directly associated with reducing emissions, reacting to climate change or adapting to the effects of climate change. As a result, an investment in the notes will be concentrated in just these limited number of sectors of the climate change-related industry. Although an investment in the notes will not give noteholders any ownership or other direct interests in the stocks underlying the reference asset, the return on an investment in the notes will be subject to certain risks similar to those associated with direct equity investments in the global climate change-related industry.

The Reference Asset is Not Necessarily Representative of the Global Climate Change Related Industry.

While the stocks comprising the reference asset are common stocks of companies generally considered to be involved in several sectors in the global climate change-related industry, the stocks underlying the reference asset and the reference asset itself may not necessarily follow the price movements of the entire global climate change-related industry generally, which is comprised of far more than the 50 securities represented by the reference asset, or of such sectors of such industry that the reference asset attempts to represent. If the stocks underlying the reference asset decline in value, the reference asset will decline in value even if common stock prices in the global climate change-related industry and/or those sectors of such industry that the index tracks generally increase in value.

Additional Potential Conflict of Interest.

HSBC and its affiliates may engage in business with the issuers of the stocks underlying the reference asset, which may present a conflict between the obligations of HSBC and you, as a holder of the notes. Moreover, because the calculation agent could be us or one of our affiliates, the calculation agent may have economic interests that are adverse to the interests of note holders. The calculation agent, which may be us or one of our affiliates, will determine the index ending level and payment at maturity or upon an early exchange based on the observed level of the reference asset on the relevant valuation date. The calculation agent can also postpone the determination of the index ending level or any valuation date if a market disruption event occurs and is continuing on that valuation date. See “Market Disruption Event” on beginning on page FWP-2 of this free writing prospectus and “Risk Factors” beginning on page S-3 of the accompanying prospectus for more information about market disruption events.

Potentially Inconsistent Research, Opinions or Recommendations by HSBC.

HSBC and its affiliates may publish research, express opinions or provide recommendations relating to stocks underlying the reference asset, issuers of stocks underlying the reference asset or the reference asset itself, that are inconsistent with investing in or holding any offering of the notes. Any such research, opinions or recommendations could negatively affect the value of the reference asset or the stocks included in the reference asset, and therefore, the market value of the notes.
FWP-6

Credit of Issuer.

An investment in the notes is subject to the credit risk of HSBC, and the actual and perceived creditworthiness of HSBC, which may change at any time and may affect the market value of the notes.

No Interest or Dividend Payments or Voting Rights.

As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks included in the reference asset would have.

An Investment in the Notes is Subject to Risks Associated with Foreign Securities Market.

Because certain stocks underlying the reference asset may be issued by companies publicly traded in countries other than the United States and may be denominated in currencies other than U.S. dollars, investments in the notes involve particular risks. For example, foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning certain stocks underlying the reference asset may vary from the reporting requirements imposed by United States regulators. Although many of the component stocks in the reference asset are listed or traded on foreign securities markets which constitute “designated offshore securities markets” under Regulation S, certain of the component stocks in the reference asset are primarily traded on foreign securities markets which have not been approved by U.S. securities regulatory agencies or U.S. exchanges. In addition, regardless of their status as designated offshore securities markets, certain stocks underlying the reference asset may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Currency Risks.

The reference asset is calculated by using the trading prices, expressed in U.S. dollars, of the component stocks of the reference asset. Thus, the prices of foreign component stocks in the reference asset are as converted into U.S. dollars, and currency exposures are not hedged. As a result, the reference asset is exposed to currency exchange rate fluctuations between the U.S. dollars and the local currencies to the extent that certain component stocks of the reference asset are denominated in currencies other than the U.S. dollar. Because the trading prices of certain component stocks denominated in non-U.S. dollar local currencies are converted into the U.S. dollar for purposes of calculating the value of the reference asset, investors in the notes will be exposed to currency exchange rate risk between the U.S. dollar and the non-U.S. dollar local currencies in which certain component stocks trade. Exposure to currency changes will depend on the extent to which such non-U.S. dollar local currencies strengthen or weaken against the U.S. dollar and the relative weight of the component stocks denominated in such local currencies in the reference asset. The devaluation of the U.S. dollar against these non-U.S. dollar local currencies will result in an increase in the value of the reference asset, in the absence of other factors affecting the value of the reference asset. Conversely, if the U.S. dollar strengthens against these currencies, the value of the reference asset will be adversely affected and may reduce or completely eliminate any return on your investment. Fluctuations in currency exchange rates can have a continuing impact on the value of the reference asset, and any negative currency impact on the reference asset may significantly decrease the trading value of your notes and the payment we will pay to you at maturity.
FWP-7

ILLUSTRATIVE EXAMPLES

The following examples demonstrate the performance of the notes under hypothetical circumstances. They do not purport to be representative of every possible scenario concerning increases or decreases in the index ending level on any scheduled trading day. We cannot predict the level of the reference asset on a valuation date. You should not take these examples as an indication or assurance of the expected performance of the reference asset over the term of the notes. At maturity (or upon an early exchange), investors will receive a payment equal to (the investment amount multiplied by the index performance as of the relevant valuation date), less the annual fee. The following examples illustrate the hypothetical cash payment payable at maturity or upon an early exchange per $1,000 note for a hypothetical range of index ending levels and assume an upfront fee of 1.25% and a hypothetical index starting level of 260.00. The actual index starting level will be set on the trade date. The figures in these examples have been rounded for ease of analysis.

As evidenced in the examples below, the upfront fee and cumulative annual fee will decrease the cash payment payable at maturity or upon an early exchange. Accordingly, the value of the reference asset must appreciate by an amount sufficient to offset the cumulative effect of these fees in order for you to receive at least the principal amount of your investment at maturity or upon early exchange. If the value of the reference asset decreases or does not appreciate by at least the amount of the fees, you will receive less than the principal amount of your investment at maturity or upon an early exchange.

Example 1: The reference asset closes at 425.73 on the final valuation date, a 63.74% increase from the index starting level of 260.00

Year	Index Ending Level (1)	Change in Index Level (2)	Cumulative Annual Fee (3)	Cash Settlement Value (4)
0	260.00	N/A	N/A	N/A
1	297.26	14.33%	$14.82	$1,114.19
2	350.92	34.97%	$32.05	$1,300.78
3	333.63	28.32%	$50.25	$1,216.91
4	457.81	76.08%	$71.29	$1,667.50
5	425.73	63.74%	$94.78	$1,522.15
	Annualized Index Return at Maturity			10.37%
	Annualized Return on the Notes at maturity (including fees)			8.77%
	Total Return on the Notes at maturity (including fees)			52.21%

A 63.74% increase in the level of the index results in a cash settlement value of $1,522.15 (per $1,000 note), a 52.21% return on the notes.

(1)	The index starting level is assumed to be 260.00. The actual index starting level will be determined on the trade date.
(2)
“Change in Index Level” is the percentage change in the level of the reference asset for that year, which is equivalent to the quotient, expressed as a percentage, of (i) the index ending level divided by (ii) the index starting level, minus 100%.

(3)
“Cumulative Annual Fee” represents the amount of the accrued annual fee. The annual fee accrues daily in an amount equal to (1.40%/365) x investment amount x index return. Of the 1.40% annual fee, 0.75% constitutes an annual commission to HSBC Securities (USA) Inc. or its agents and 0.65% constitutes a structuring fee to HSBC (USA) Inc. If at any time during the term of the notes, the total commission per note (including the upfront fee of 1.25% and portion of the annual fee that constitutes an annual commission) exceeds 8.00% of the principal amount of each note, the 1.40% annual fee will be reduced to 0.65% and no further commissions will be paid. For purposes of these examples, we have used a hypothetical average index level for each period in calculating the annual fee. The actual fee will be determined based on the index return on each day of the relevant period. The annual fee may be higher or lower than the hypothetical annual fee set forth in these examples.

(4)	“Cash Settlement Value” represents the amount payable on the exchange date for that year (or on the maturity date in Year 5 if not previously exchanged).

FWP-8

Example 2: The reference asset closes at 220.97 on the final valuation date, a 15.01% decrease from the index starting level of 260.00.

Year	Index Ending Level (1)	Change in Index Level (2)	Cumulative Annual Fee (3)	Cash Settlement Value(4)
0	260.00	N/A	N/A	N/A
1	275.89	6.11%	$14.25	$1,033.59
2	235.12	-9.57%	$27.84	$865.16
3	226.69	-12.81%	$40.12	$820.88
4	255.35	-1.79%	$52.96	$916.86
5	220.97	-15.01%	$65.62	$773.66
	Annualized Index Return at maturity			-3.20%
	Annualized Return on the Notes at maturity (including fees)			-5.00%
	Total Return on the Notes at maturity (including fees)			-22.63%

A 15.01% decline in the level of the reference asset results in a cash settlement value of $773.66 (per $1,000 note), a -22.63% return on the notes.

(1)	The index starting level is assumed to be 260.00. The actual index starting level will be determined on the trade date.
(2)
“Change in Index Level” is the percentage change in the level of the reference asset for that year, which is equivalent to the quotient, expressed as a percentage, of (i) the index ending level divided by (ii) the index starting level, minus 100%.

(3)
“Cumulative Annual Fee” represents the amount of the accrued annual fee. The annual fee accrues daily in an amount equal to (1.40%/365) x investment amount x index return. Of the 1.40% annual fee, 0.75% constitutes an annual commission to HSBC Securities (USA) Inc. or its agents and 0.65% constitutes a structuring fee to HSBC (USA) Inc. If at any time during the term of the notes, the total commission per note (including the upfront fee of 1.25% and portion of the annual fee that constitutes an annual commission) exceeds 8.00% of the principal amount of each note, the 1.40% annual fee will be reduced to 0.65% and no further commissions will be paid. For purposes of these examples, we have used a hypothetical average index level for each period in calculating the annual fee. The actual fee will be determined based on the index level on each day of the relevant period. Your annual fee may be higher or lower than the hypothetical annual fee set forth in these examples.

(4)	“Cash Settlement Value” represents the amount payable on the exchange date for that year (or on the maturity date in Year 5 if not previously exchanged).

FWP-9

Example 3: The index closes at 268.68 on the final valuation date, a 3.34% increase from the index starting level of 260.00.

Year	Index Ending Level (1)	Change in Index Level (2)	Cumulative Annual Fee (3)	Cash Settlement Value (4)
	260.00	N/A	N/A	N/A
1	234.65	-9.75%	$13.15	$878.07
2	270.19	3.92%	$26.57	$999.64
3	292.71	12.58%	$41.54	$1,070.19
4	327.29	25.88%	$58.02	$1,185.05
5	268.68	3.34%	$73.86	$946.62
	Annualized Index Return at maturity			0.66%
	Annualized Return on the Notes at maturity (including fees)			-1.09%
	Total Return on the Notes at maturity (including fees)			-5.34%

A 3.34% increase in the level of the reference asset results in a cash settlement value $946.62 (per $1,000 note), a -5.34% return on the notes.

(1)	The index starting level is assumed to be 260.00. The actual index starting level will be determined on the trade date.
(2)
“Change in Index Level” is the percentage change in the level of the reference asset for that year, which is equivalent to the quotient, expressed as a percentage, of (i) the index ending level divided by (ii) the index starting level, minus 100%.

(3)
“Cumulative Annual Fee” represents the amount of the accrued annual fee. The annual fee accrues daily in an amount equal to (1.40%/365) x investment amount x index return. Of the 1.40% annual fee, 0.75% constitutes an annual commission to HSBC Securities (USA) Inc. or its agents and 0.65% constitutes a structuring fee to HSBC (USA) Inc. If at any time during the term of the notes, the total commission per note (including the upfront fee of 1.25% and portion of the annual fee that constitutes an annual commission) exceeds 8.00% of the principal amount of each note, the 1.40% annual fee will be reduced to 0.65% and no further commissions will be paid. For purposes of these examples, we have used a hypothetical average index level for each period in calculating the annual fee. The actual fee will be determined based on the index level on each day of the relevant period. Your annual fee may be higher or lower than the hypothetical annual fee set forth in these examples.

(4)	“Cash Settlement Value” represents the amount payable on the exchange date for that year (or on the maturity date in Year 5 if not previously exchanged).

FWP-10

DESCRIPTION OF THE REFERENCE ASSET

We have derived all information relating to the reference asset, including, without limitation, its make-up, method of calculation and changes in its components, solely from the reference sponsor, and such information is not publicly available. Such information reflects the policies of and is subject to change by HSBC Bank plc. HSBC Bank plc is under no obligation to continue to publish, and may discontinue or suspend the publication of the reference asset at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the reference asset. You should make your own investigation into the reference asset.

HSBC Bank plc publishes the reference asset.

The reference asset is a custom stock index modeled and calculated by HSBC Bank plc, which is an affiliate of and under common control with HSBC USA Inc. The reference asset is calculated, published and disseminated daily through numerous data vendors, including Reuters and on Bloomberg Financial Markets (page: HSCCIT). The reference asset consists of up to 50 stocks whose issuers are included in the HSBC Global Climate Change Benchmark Index and meet the following criteria:

i.	derive more than 50% of reported total revenue from one of the “climate change related activities”, as defined below,

ii.
have a market capitalization which is twice that of the minimum market capitalization threshold of the HSBC Global Climate Change Benchmark Index. As of December 14, 2007, that represents a market capitalization threshold for the reference asset of $1 billion, and

iii.	have a six-month average daily trading volume (presently taken from the primary exchange in each market) of at least 0.5% of such minimum market capitalization threshold.

For the purposes of both the reference asset and the HSBC Global Climate Change Benchmark Index, “climate change related activities” included 19 distinct industry sectors as of December 14, 2007: solar; wind; geothermal/hydro; gas; biofuels; nuclear; integrated power; diversified renewables; agrochemicals; carbon trading; investment companies (investment funds or other investment vehicles whose investment strategy states an emphasis on one of the other 18 sectors); fuel efficiency autos (including companies involved in the mining or processing of platinum, which is used in certain technologies which aim to improve fuel efficiency); energy efficient solutions; building insulation; fuel cells; power storage; water; waste and pollution control.

As of December 14, 2007, of the nineteen industry sectors currently included in the HSBC Global Climate Change Benchmark Index, eleven industry sectors are currently represented in the reference asset. The graph below illustrates (i) the portion of the reference asset that each industry sector represents and (ii) the regional weightings of the stocks included in each such industry sector (based on the primary country in which such stocks are listed), as of December 14, 2007. The regional weightings are divided among 4 geographic regions based on the country in which such constituent stock is primarily listed: Asia Pacific, Europe, Latin America, and North America.

Although the reference asset currently consists of stocks from several different countries, the criteria governing the composition of both the HSBC Global Climate Change Benchmark Index and the reference asset do not require any regional diversification. In addition, the HSBC Global Climate Change Benchmark Index and the reference asset are not required to include stocks from more than one country in the future, and due to recent regulatory changes in India prohibiting certain investments by foreign institutional investors, stocks from India are currently excluded from the reference asset. Furthermore, the reference sponsor created the sector and regional categories and determined which stocks are attributable to each such category. Therefore, for categorization purposes only, some stocks have been placed in categories which may not directly correspond to the geographic location or sector of such stocks

FWP-11

The addition or deletion of sectors will be determined as part of the quarterly revision of the reference asset. Additions or deletions of sectors may result from a number of criteria, including the increase or decrease in size of a particular climate change related industry due to technological advances or a failure to achieve technological viability, the price of various energy sources, the development of new industries or technologies that purport to be climate change related, and market or industry events such as mergers, consolidation or legal or regulatory changes. The issuer of a stock must state in its financial reports or other public or verified statements that the specified threshold amount of its revenues are derived from one of these sectors in order for it to qualify for inclusion in either the reference asset or the HSBC Global Climate Change Benchmark Index. These sectors have been grouped into four broader categories of:

•	Low Carbon Energy Production,
•	Energy Efficiency & Energy Management,
•	Water, Waste & Pollution Control, and
•	Financials.

The HSBC Global Climate Change Benchmark Index, from which the reference asset is derived, is drawn from the HSBC Quantitative Techniques Database (“QT”), which contains the listing of all quoted companies, trading globally, with a market capitalization of over $10 million. In order to qualify for the HSBC Global Climate Change Benchmark Index, a stock must (i) derive at least 10% of its annual reported revenues from climate change related activities, (ii) have a minimum market capitalization based on the 95th percentile of securities of QT (which as of December 14, 2007 represented a market capitalization threshold of $500 million), and (iii) have a six-month average daily trading volume of at least 0.02% of its market capitalization.

Prices of the component stocks used to calculate the reference asset and the HSBC Global Climate Change Benchmark Index are the official exchange closing prices or prices accepted as such in the relevant market. In general, all prices are taken from the primary stock exchange in each market. Dividends paid by component stock issuers are assumed to be reinvested in such issuer’s stock. Dividend payments and closing prices are converted into U.S. dollars using the closing exchange rates calculated by Global Treasury Information Services (GTIS) 4:00 p.m. (UK time) rates as provided to HSBC by Interactive Data Corporation. The reference asset and the HSBC Global Climate Change Benchmark Index were launched on September 24, 2007. On such launch date the HSBC Global Climate Change Benchmark Index had a value of 228.64 and the reference asset had a value of 254.62, with an initial value of 100 for each index as of December 31st 2003. The reference asset is weighted by market capitalization.
FWP-12

Because there are a number of large diversified companies whose activities include climate change related activities, an “exposure factor” is assigned to companies included in the HSBC Global Climate Change Benchmark Index based on the percentage of revenues associated with climate change related activities. This exposure factor is assigned based on analysis of publicly available information, an external source specializing in renewable energy, low carbon technology and the carbon markets and other statements by the companies in question. No such exposure factor applies to the reference asset due to its requirement that its component issuers derive over 50% of revenues from climate change related activities. The exposure factors assigned are based on revenues associated with climate change related activities as follows:

Climate Change Exposure Factors
Revenues Associated with Climate Change	Exposure factor
10% < Revenues < 25%	0.25
25% < Revenues < 50%	0.50
Revenues > 50%	1.00

The top 10 components of the reference asset as of December 14, 2007, which represented 56.45% of the reference asset, are as follows:

Stock	Ticker	Country	Sub-Sector Description	Weightings (%)
Veolia Environnement	VIE.PA	France	Water	10.8
Anglo Platinum	AMSJ.J	South Africa	Fuel Efficiency Autos	10.5
Impala Platinum	IMPJ.J	South Africa	Fuel Efficiency Autos	6.6
EDP Energias Port	EDPP.IN	Portugal	Integrated Power	6.3
Waste Management	UW.N	USA	Waste	5.5
Vestas Wind System	VWS.CO	Denmark	Wind	4.7
Cameco	CCO.TO	Canada	Nuclear	3.3
Renewable Energy	REC.OL	Norway	Solar	3.1
Q-Cells AG	QCE.XE	Germany	Solar	2.9
British Energy	BGY.L	UK	Nuclear	2.9

Annual and Quarterly Index Reviews.

Each year, the HSBC Global Climate Change Benchmark Index completes an annual index review and three quarterly index reviews of the composition of component stocks in the HSBC Global Climate Change Benchmark Index and any changes to the HSBC Global Climate Change Benchmark Index take effect as of the close of the third Friday in March, June, September, and December.

Because the component stocks of the reference asset are selected only from the HSBC Global Climate Change Benchmark Index, the reference asset reflects the relevant changes in the composition of the HSBC Global Climate Change Benchmark Index. A stock removed from the HSBC Global Climate Change Benchmark Index is also removed from the reference asset on the same day that the stock is removed from the HSBC Global Climate Change Index. Subject to the maximum number of 50 stocks for the reference asset, if a stock is removed from that reference asset and another stock remains in the HSBC Global Climate Change Benchmark Index which meets the criteria for inclusion in the reference asset, such other stock would be added to the reference asset at such time.

Ongoing Event-Related Changes to the Reference asset
FWP-13

In addition to the annual and quarterly index reviews, HSBC Bank plc reviews and updates the composition of the HSBC Global Climate Change Benchmark Index to take into account certain corporate events, such as mergers and acquisitions. The same changes implemented in the HSBC Global Climate Change Benchmark Index are reflected in the reference asset at the time of such event through price adjustments of the affected stocks or otherwise, and all changes to the HSBC Global Climate Change Benchmark Index resulting from corporate events are announced prior to their implementation, provided that all necessary information on the event is available.

Disclaimer from HSBC Bank plc

THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY HSBC BANK PLC. (“HSBC PLC”), ANY AFFILIATE OF PLC SAVE THE ISSUER, OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING THE HSBC INVESTABLE CLIMATE CHANGE TOTAL RETURN INDEX OR ANY OTHER HSBC CLIMATE CHANGE INDEX (COLLECTIVELY, THE “HSBC PLC PARTIES”). THE HSBC CLIMATE CHANGE INDICES ARE THE EXCLUSIVE PROPERTY OF HSBC PLC. NONE OF THE HSBC PLC PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE OWNERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THE NOTES PARTICULARLY OR THE ABILITY OF ANY HSBC CLIMATE CHANGE INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. NONE OF THE HSBC PLC PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE OWNERS OF THE NOTES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THE NOTES.

ALTHOUGH HSBC PLC SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE HSBC CLIMATE CHANGE INDICES FROM SOURCES WHICH HSBC PLC CONSIDERS RELIABLE, NONE OF THE HSBC PLC PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY HSBC CLIMATE CHANGE INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE HSBC PLC PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY HSBC CLIMATE CHANGE INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE HSBC PLC PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND EACH HSBC PLC PARTY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO ANY HSBC CLIMATE CHANGE INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY HSBC PLC PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

NO PURCHASER, SELLER OR HOLDER OF INTERESTS IN THIS INVESTMENT PRODUCT, OR ANY OTHER PERSON OR ENTITY, MAY USE OR REFER TO ANY HSBC TRADE NAME, TRADEMARK OR SERVICE MARK TO SPONSOR, ENDORSE, MARKET OR PROMOTE THIS INVESTMENT PRODUCT OR USE ANY HSBC INDEX WITHOUT FIRST CONTACTING HSBC BANK PLC TO DETERMINE WHETHER HSBC BANK PLC’S PERMISSION IS REQUIRED.

The foregoing disclaimers and limitations of liability in no way modify or limit any disclaimers or limitations of liability, or any representations or warranties, made elsewhere in this document to prospective or actual purchasers or of investors in this product.

FWP-14

The graphs below illustrate the performance of the reference asset from 12/31/03 to 1/8/08 as reported on Bloomberg L.P. The historical levels of the reference asset should not be taken as an indication of future performance.

The index closing level on January 8, 2008 was 267.16.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described above. For example, the notes could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. Under one reasonable approach, the notes should be treated as pre-paid forward or other executory contracts with respect to the reference asset. We intend to treat the notes consistent with this approach and pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts.
FWP-15

It is also possible that the timing and character of U.S. holders’ income, gain, loss, and deduction in respect of the notes could differ from the treatment described above. For example, a U.S. holder may recognize gain (and possibly short term capital gain), if any, upon a rebalancing of the index or upon the disposition by us of assets that we hold as a hedge to our exposure on the notes. To the extent a U.S. holder recognizes gain upon a rebalancing of the index or upon the disposition by us of assets that we hold as a hedge to our exposure on the notes within a year of the date of disposition of the note, the U.S. holder may recognize short-term capital gain upon a disposition of the note in lieu of any long-term capital gain that the U.S. holder would otherwise have recognized.

If one or more of the entities included in the reference asset are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Internal Revenue Code (the “Code”), it is possible that the note will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge.

Recently, the Internal Revenue Service ("IRS") and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (such as a note that we intend (and you agree) to treat as a forward or other executory contract, or as a put and a deposit, for U.S. federal income tax purposes) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital , and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the note prior to the receipt of payments under the note or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a note as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the note could be subject to U.S. withholding tax in respect of a note. It is unclear whether any regulations or other guidance would apply to the notes (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the notes.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN ERISA CONSIDERATIONS

We urge you to read and consult “Certain ERISA Considerations” in the prospectus supplement.

DISCONTINUANCE OR MODIFICATION OF THE REFERENCE ASSET

If the reference sponsor discontinues publication of or otherwise fails to publish the index on any day on which the index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the index for all purposes relating to the notes, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the notes.

If the index is discontinued or if the reference sponsor fails to publish the index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the index ending level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the index or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the notes.
FWP-16

If at any time the method of calculating the index or a successor index, or the value thereof, is changed in a material respect, or if the index or a successor index is in any other way modified so that, in the determination of the calculation agent, the level of the index or successor index does not fairly represent the level of the index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the index or a successor index is modified so that the level of that index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust the index in order to arrive at a level of the index or the successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the notes.

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of, and trading in, the notes.

“Reference sponsor” means HSBC Bank plc.

EVENTS OF DEFAULT AND ACCELERATION

If the calculation agent determines that the notes have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the notes, the calculation agent will determine the accelerated cash settlement value due and payable in the same general manner as described in “Summary-Payment at Maturity or at Early Exchange” on page FWP-1 of this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated index return. If a market disruption event exists with respect to the reference asset on that scheduled trading day, then the accelerated final valuation date will be postponed for up to eight scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the third business day following the accelerated final valuation date.

If the notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to HSBC Securities (USA) Inc. (the “agent”), and the agent has agreed to purchase, all of the notes at the price indicated on the cover of the applicable pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the notes. We have agreed to indemnify the agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The agent may allow a concession not in excess of the underwriting discount to its affiliates or agents. We have also agreed to pay an additional amount (the “annual commission”) on the day which is three business days following each exchange date, or the maturity date, to the agent in respect of clients that continue to hold the notes through the agent at such exchange date or maturity date. The annual commission, calculated daily at a rate of 0.75% per annum, will equal 0.75%/365 multiplied by the investment amount multiplied by the index return calculated as of such date multiplied by the outstanding notes held through the agent on each applicable exchange date or on the maturity date. We have procedures in place to ensure that underwriting compensation to the agent will not exceed 8% of proceeds.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate or agent thereof) intends to offer to purchase the notes in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and the agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

FWP-17

You should only rely on the information contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying prospectus supplement and prospectus is correct on any date after their respective dates.
		HSBC USA Inc. $[●] Investable Global Climate Change Access Notes January 11, 2008 FREE WRITING PROSPECTUS
______________________
TABLE OF CONTENTS
Free Writing Prospectus
Summary	FWP-1
Investor Suitability	FWP-3
Risk Factors	FWP-4
Illustrative Examples	FWP-8
Description of the Reference Asset	FWP-11
Certain U.S. Federal Income Tax Considerations	FWP-15
Certain ERISA Considerations	FWP-16
Discontinuance or Modification of the Reference Asset	FWP-16
Events of Default and Acceleration	FWP-17
Supplemental Plan of Distribution	FWP-17
Prospectus Supplement
Risk Factors	S-3
Pricing Supplement	S-13
Description of Notes	S-14
Sponsors or Issuers and Reference Asset	S-25
Use of Proceeds and Hedging	S-26
Certain U.S. Federal Income Tax Considerations	S-26
Supplemental Plan of Distribution	S-38
Prospectus
About this Prospectus	2
Special Note Regarding Forward-Looking Statements	2
HSBC USA Inc.	3
Use of Proceeds	3
Description of Debt Securities	4
Description of Preferred Stock	16
Description of Warrants	22
Description of Purchase Contracts	26
Description of Units	29
Book-Entry Procedures	32
Limitations on Issuances in Bearer Form	36
Certain U.S. Federal Income Tax Considerations
Relating to Debt Securities	37
Plan of Distribution	52
Notice to Canadian Investors	54
Certain ERISA Matters	58
Where You Can Find More Information	59
Legal Opinions	59
Experts	59

FWP-18